United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Rio de Janeiro, July 21st, 2026 Vale’s production and sales in 2Q26 • Vale delivered a solid operating performance in Q2, with higher production and sales y/y across all business segments. In Iron Ore, improved performance across multiple operations supported the highest second-quarter production since 2018. In Copper and Nickel, production increased significantly y/y, with copper achieving its best second-quarter output since 2017 and nickel its strongest second-quarter result since 2020. • Iron ore production totaled 84.3 Mt, 1% (0.7 Mt) higher y/y, supported by record output at S11D and additional volumes from the Capanema and VGR1 projects. Pellet production totaled 7.3 Mt, 7% (0.5 Mt) lower y/y, in line with the temporary suspension of the Oman plants during part of the quarter. Iron ore sales reached 79.7 Mt, 3% (2.4 Mt) higher y/y, reflecting the sale of inventories and the production increase. • Copper production totaled 98.4 kt, 6% (5.8 kt) higher y/y, mainly driven by the strong performance of Brazilian assets, with record Q2 production at Salobo along with higher output at Sossego and Voisey’s Bay. • Nickel production totaled 42.0 kt, 4% (1.7 kt) higher y/y, mainly driven by the higher output from Onça Puma and record production at Long Harbour, which have offset the impact of the biennial planned maintenance at Sudbury downstream facilities. Highlights Production Summary 000’ metric tons 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y 2026 guidance Iron ore¹ 84,255 83,599 0.8% 69,675 20.9% 153,930 151,268 1.8% 335-345 Mt Pellets 7,303 7,850 -7.0% 8,169 -10.6% 15,472 15,033 2.9% 30-34 Mt² Copper 98.4 92.6 6.3% 102.3 -3.8% 200.7 183.5 9.4% 350-380 kt Nickel 42.0 40.3 4.2% 49.3 -14.8% 91.3 84.2 8.4% 175-200 kt 1 Including third-party purchases, run-of-mine and feed for pelletizing plants. 2 Iron ore agglomerates guidance, including iron ore pellets and briquettes. Sales Summary 000’ metric tons 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Iron ore 79,747 77,346 3.1% 68,713 16.1% 148,460 143,487 3.5 % Fines¹ 69,946 67,678 3.4% 59,436 17.7% 129,381 124,441 4.0 % Pellets 7,748 7,483 3.5% 7,699 0.6% 15,447 14,976 3.1 % ROM 2,053 2,185 -6.0% 1,578 30.1% 3,631 4,071 -10.8 % Copper 97.6 89.0 9.7% 91.2 7.0% 188.8 170.9 10.5 % Nickel 44.4 41.4 7.2% 44.8 -0.9% 89.2 80.3 11.1% 1 Including third-party purchases. Price Realization Summary US$/t 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Iron ore fines (CFR/FOB, wmt) 95.0 85.1 11.6% 95.8 -0.8% 95.3 87.7 8.7 % Iron ore pellets (CFR/FOB, wmt) 137.0 134.1 2.2% 133.8 2.4% 135.4 137.5 -1.5 % Copper¹ ² ³ 14,062 8,985 56.5% 13,143 7.0% 13,621 8,940 52.4 % Nickel² 18,061 15,800 14.3% 17,015 6.1% 17,535 15,948 10.0% ¹Average realized price for copper operations only (Salobo and Sossego). Average realized copper price for all operations, including copper sales originated from nickel operations was US$ 14,095/t in 2Q26 and US$ 13,174/t in 6M26. ² Excluding forward provisional price adjustments not settled in the quarter of US$ -71 million in the Copper segment and US$ -17 million in the Nickel segment associated with the forward prices of metals and by-products, in particular the decline in gold prices during the quarter. ³ On June 30th, 2026, Vale had provisionally priced copper sales from Sossego and Salobo totaling 67,669 tons valued at the weighted average LME forward price of US$ 13,389/t, subject to final pricing over the following months. Iron ore all-in premium US$/t 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y All-in premium - Total1 4.4 4.1 7.3% 6.2 -29.0% 5.2 4.4 18.2 % Iron ore fines quality and premiums 3.0 1.9 57.9% 4.1 -26.8% 3.5 1.8 94.4 % Pellets business' contribution2 1.4 2.2 -36.4% 2.1 -33.3% 1.7 2.6 -34.6% 1 Starting in 1Q26, the all-in premium will be disclosed in relation to the 61%Fe price index. Prior periods were restated. 2 Weighted average contribution. – 1 – Iron ore and pellets operations • Northern System: production decreased by 1.7 Mt y/y, totaling 39.6 Mt in the quarter. The decline was mainly attributable to lower, but expected, run-of-mine availability at Serra Norte. This effect was partly offset by the strong performance of S11D, which achieved a new second-quarter production record of 23.4 Mt (+2.5 Mt y/y). The Serra Sul +20 and the Compact Crushing projects continue to advance and are expected to start-up in the 2H26, further enhancing operational flexibility and supporting production performance from 2027 onward. • Southeastern System: production increased by 3.3 Mt y/y, totaling 24.3 Mt in the quarter. Growth was mainly driven by (i) higher output from Capanema as the ramp-up advances, (ii) improved productivity at Alegria, as a result of the site's increased crushing capacity, and (iii) the resumption of operations at Água Limpa, which restarted production in June 2025. Iron ore production, Mt (2Q26 vs. 2Q25) 83.6 (1.7) 3.3 (1.0) 0.1 84.3 2Q25 Northern System Southeastern System Southern System Thirdparty purchases 2Q26 Iron ore production-to-sales, Mt (2Q26) 84.3 (0.9) (1.1) (3.2) 0.6 79.7 Production Pelletizing mass loss Moisture change and adjustments Concentration mass loss (ex-Brazil) Inventory consumption Sales • Southern System: production decreased by 1.0 Mt y/y, totaling 12.1 Mt in the quarter, mainly due to the full stoppage of Fábrica and Viga operations since January 2026. This impact was partly offset by the higher output at the Vargem Grande complex, supported by the ramp-up of the VGR1 plant. • Pellets: output decreased by 0.5 Mt y/y, totaling 7.3 Mt in the quarter, mainly due to the temporary suspension of production at the Oman pellet plants following developments in the Middle East conflict and the associated logistical constraints. During this period, pellet feed originally allocated to Oman was redirected to the Tubarão pellet plants and fines sales, while scheduled maintenance activities were carried out. Production at the Oman pellet plants partly resumed in late June. • Iron ore sales totaled 79.7 Mt, 2.4 Mt higher y/y, mainly reflecting the sale of inventories built in previous periods and the production increase. • The all-in premium, adjusted for the 61%Fe price index, totaled US$ 4.4/t, US$ 1.8/t lower q/q, primarily driven by lower iron ore fines premiums (US$ 1.1/t lower q/q). This reflects the expected greater availability of mid-grade ore in the Northern System, with a higher share of mid-grade Carajás and concentrated products (Pellet Feed - China) in the sales mix. Still, market premiums for low-alumina products remained strong, supporting a solid price realization. In addition, the pellet business contribution declined by US$ 0.7/t q/q, mainly due to a lower share of pellet sales in the overall sales mix. • The average realized iron ore fines price reached US$ 95.0/t, US$ 0.8/t lower q/q, mainly reflecting the negative impact of pricing mechanisms (US$ 1.3/t lower q/q), affected by provisional pricing adjustments, and lower iron ore fines premiums (US$ 1.1/t lower q/q), partly offset by higher reference prices (US$ 1.4/t higher q/q). The average realized pellet price increased by US$ 3.2/t q/q, reaching US$ 137.0/t, reflecting higher quarterly pellet premiums and stronger prices. – 2 – Copper operations • Salobo: copper production increased by 1.9 kt y/y, reaching 52.4 kt in the quarter, driven by steady operations across the Salobo Complex, with strong mining and processing performance, resulting in its highest production for Q2. • Sossego: copper production increased by 5.4 kt y/y, reaching 25.9 kt in the quarter, reflecting strong mill performance as operations were maximized ahead of the 110-day planned SAG mill rebuild in 2H26, achieving the highest Q2 production since 2017. Copper production, kt (2Q26 vs. 2Q25) 92.6 7.3 (1.5) 98.4 2Q25 Brazil Canada 2Q26 • The SAG mill rebuild, planned to start in August, involves the replacement of critical mechanical and electrical components to enhance reliability and reduce operational risk, and it is critical to support the asset’s throughput capacity increase to 15 Mtpy. During this period, the plant will run with a mobile crusher, partially offsetting the impact of the rebuild. • Canada: copper production decreased by 1.5 kt y/y, reaching 20.1 kt in the quarter, mainly reflecting the downstream facilities planned maintenance in Sudbury, along with the impact of the spring runoff at some Sudbury mines. Voisey’s Bay’s continued strong performance partially offset these effects. • Payable copper sales1 totaled 97.6 kt, 8.6 kt higher y/y, mainly reflecting the production increase. • The average copper realized price2 was US$ 14,062/t, US$ 919/t higher q/q, reflecting higher LME prices, lower TC/ RC discounts and the favorable impact of final price settlements of invoices provisionally priced in prior quarters. Nickel operations • Sudbury: own sourced finished nickel production decreased by 1.9 kt y/y, reaching 6.7 kt in the quarter, reflecting planned biennial maintenance activities in downstream facilities, partly offset by an 8% increase y/y in the Copper Cliff Nickel refinery productivity. Importantly, as part of the Clarabelle mill expansion, Rod Mill #1 restarted in June, which will enable continued throughput growth. Nickel production, kt (2Q26 vs. 2Q25) 40.3 4.6 (1.9) (1.0) 42.0 2Q25 Brazil Canada External feed 2Q26 • Voisey’s Bay: own sourced finished nickel production increased by 1.8 kt y/y, reaching 10.4 kt in the quarter, driven by a 17% ore output increase from the underground mines, which has contributed to the highest quarterly nickel production at the Long Harbour Refinery. • Thompson: own sourced finished nickel production decreased by 1.9 kt y/y, reaching 2.2 kt in the quarter, due to a lower consumption by Sudbury downstream facilities. • Onça Puma: finished nickel production increased by 4.6 kt y/y, reaching 9.4 kt in the quarter, driven by the solid performance of the 2nd furnace, resulting in Onça Puma’s highest-ever Q2 production. • Nickel sales totaled 44.4 kt, 3.0 kt higher y/y. Nickel sales were 2.4 kt higher than production, reflecting the drawdown of inventories to meet sales commitments during planned refinery maintenance in Q2. • The average nickel realized price was US$ 18,061/t, US$ 1,046/t higher q/q, driven by higher LME prices. – 3 – 1 Sales volumes are lower than production volumes due to payable copper vs. contained copper: part of the copper contained in the concentrates is lost in the smelting and refining process, hence payable quantities of copper are approximately 3.5% lower than contained volumes. 2 Excluding provisional price adjustments. On June 30th, 2026, Vale had provisionally priced copper sales from Sossego and Salobo totaling 67,669 tons valued at the weighted average LME forward price of US$ 13,389/t, subject to final pricing over the following months. Annex 1: Production and sales summary Iron ore 000’ metric tons 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Northern System 39,560 41,222 -4.0% 33,173 19.3% 72,733 75,642 -3.8 % Serra Norte and Serra Leste 16,134 20,283 -20.5% 13,319 21.1% 29,453 35,332 -16.6 % S11D 23,426 20,939 11.9% 19,854 18.0% 43,280 40,310 7.4 % Southeastern System 24,336 21,060 15.6% 19,194 26.8% 43,530 37,165 17.1 % Itabira (Cauê, Conceição and others) 6,034 6,199 -2.7% 5,423 11.3% 11,457 10,909 5.0 % Minas Centrais (Brucutu and others) 8,376 7,848 6.7% 6,811 23.0% 15,187 13,387 13.4 % Mariana (Capanema, Timbopeba and others) 9,925 7,012 41.5% 6,960 42.6% 16,885 12,869 31.2 % Southern System 12,075 13,088 -7.7% 10,378 16.4% 22,454 23,679 -5.2 % Paraopeba (Mutuca, Fábrica and others) 1,806 3,953 -54.3% 1,643 9.9% 3,449 6,789 -49.2 % Vargem Grande (VGR, Pico and others) 10,269 9,136 12.4% 8,735 17.6% 19,004 16,890 12.5 % Own production¹ 75,971 75,370 0.8% 62,744 21.1% 138,715 136,486 1.6 % Third-party purchases 8,284 8,229 0.7% 6,930 19.5% 15,214 14,782 2.9 % Iron Ore Production² 84,255 83,599 0.8% 69,675 20.9% 153,930 151,268 1.8 % Pelletizing mass loss (877) (378) 132.0% (753) 16.5% (1,630) (1,057) 54.2 % Moisture change and adjustments (1,095) (1,291) -15.2% (2,662) -58.9% (3,757) (1,832) 105.1 % Concentration mass loss (ex-Brazil) (3,185) (2,302) 38.4% (2,998) 6.2% (6,183) (4,105) 50.6 % Inventory (build-up)/ consumption 648 (2,282) n.a. 5,451 -88.1% 6,099 (787) n.a. Iron Ore Sales 79,747 77,346 3.1% 68,713 16.1% 148,460 143,487 3.5 % Fines Sales³ 69,946 67,678 3.4% 59,436 17.7% 129,381 124,441 4.0 % IOCJ 4,271 6,397 -33.2% 3,833 11.4% 8,104 10,993 -26.3 % BRBF 30,295 32,148 -5.8% 30,175 0.4% 60,470 67,962 -11.0 % Mid-Grade Carajás 13,014 10,402 25.1% 7,662 69.9% 20,676 13,590 52.1 % Pellet feed – China⁴ 11,863 5,518 115.0% 9,069 30.8% 20,932 9,446 121.6 % Lump 2,244 1,717 30.7% 2,111 6.3% 4,355 3,396 28.2 % High-silica products 1,038 3,886 -73.3% 681 52.4% 1,719 5,843 -70.6 % Other fines (60-62% Fe) 7,221 7,610 -5.1% 5,905 22.3% 13,126 13,210 -0.6 % Pellet Sales 7,748 7,483 3.5% 7,699 0.6% 15,447 14,976 3.1 % ROM Sales 2,053 2,185 -6.0% 1,578 30.1% 3,631 4,071 -10.8 % Sales from 3rd party purchase 7,418 8,137 -8.8% 6,781 9.4% 14,199 14,359 -1.1% 1 Vale’s own production Fe content reached 61.4%, alumina 1.3% and silica 7.3% in 2Q26. 2 Including third party purchases, run-of-mine and feed for pelletizing plants. 3 Including third-party purchases. 4 Products concentrated in Chinese facilities. Pellets ‘000 metric tons 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Northern System 145 288 -49.7% 72 101.4% 217 658 -67.0 % São Luis¹ 145 288 -49.7% 72 101.4% 217 658 -67.0 % Southeastern System 5,759 4,704 22.4% 5,029 14.5% 10,788 8,426 28.0 % Itabrasco (Tubarão 3) 978 872 12.2% 846 15.6% 1,824 1,626 12.2 % Hispanobras (Tubarão 4) 909 604 50.5% 651 39.6% 1,560 791 97.2 % Nibrasco (Tubarão 5 and 6) 1,127 784 43.8% 1,122 0.4% 2,249 1,405 60.1 % Kobrasco (Tubarão 7) 1,112 854 30.2% 879 26.5% 1,991 1,689 17.9 % Tubarão 8 1,632 1,590 2.6% 1,531 6.6% 3,164 2,915 8.5 % Southern System 1,199 1,113 7.7% 1,189 0.8% 2,388 2,231 7.0 % Vargem Grande 1,199 1,113 7.7% 1,189 0.8% 2,388 2,231 7.0 % Oman 200 1,744 -88.5% 1,879 -89.4% 2,079 3,718 -44.1 % Pellet Production 7,303 7,850 -7.0% 8,169 -10.6% 15,472 15,033 2.9 % Pellet Sales 7,748 7,483 3.5% 7,699 0.6% 15,447 14,976 3.1% 1 Starting in 1Q26, the São Luís plant will operate in line with demand scenarios, and Vale will evaluate the timing of a potential full resumption based on market conditions. Annexes – 4 – Copper - Finished production by source 000’ metric tons 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Brazil 78.3 71.0 10.3% 81.8 -4.3% 160.1 139.3 14.9 % Salobo 52.4 50.5 3.8% 52.8 -0.8% 105.2 102.8 2.3 % Sossego 25.9 20.5 26.3% 29.0 -10.7% 54.9 36.5 50.4 % Canada 20.1 21.6 -6.9% 20.4 -1.5% 40.5 44.2 -8.4 % Sudbury 12.5 15.1 -17.2% 13.3 -6.0% 25.8 31.0 -16.8 % Thompson 0.2 0.2 0.0% 0.1 100.0% 0.3 1.2 -75.0 % Voisey's Bay 6.0 5.0 20.0% 5.4 11.1% 11.4 9.6 18.8 % Feed from third parties1 1.4 1.3 7.7% 1.6 -12.5% 3.0 2.4 25.0 % Copper Production 98.4 92.6 6.3% 102.3 -3.8% 200.7 183.5 9.4 % Copper Sales 97.6 89.0 9.7% 91.2 7.0% 188.8 170.9 10.5 % Copper Sales Brazil 77.8 66.4 17.2% 71.9 8.2% 149.6 127.2 17.6 % Copper Sales Canada 19.8 22.6 -12.4% 19.4 2.1% 39.2 43.7 -10.3% 1 External feed purchased from third parties and processed into copper in our Canadian operation. Nickel ‘000 metric tons 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Finished Production by Source Canada 19.4 21.3 -8.9% 22.3 -13.0% 41.7 41.3 1.0 % Sudbury 6.7 8.6 -22.1% 10.6 -36.8% 17.3 18.5 -6.5 % Thompson 2.2 4.1 -46.3% 1.2 83.3% 3.4 7.7 -55.8 % Voisey's Bay 10.4 8.6 20.9% 10.5 -1.0% 20.9 15.1 38.4 % Brazil 9.4 4.8 95.8% 8.9 5.6% 18.3 10.2 79.4 % External feed 13.3 14.3 -7.0% 18.1 -26.5% 31.4 32.8 -4.3 % Feed from third-parties1 1.8 3.7 -51.4% 3.6 -50.0% 5.4 8.0 -32.5 % PTVI offtake2 11.4 10.6 7.5% 14.5 -21.4% 25.9 24.8 4.4 % Finished Production by Site Sudbury 9.7 14.6 -33.6% 15.4 -37.0% 25.1 30.0 -16.3 % Voisey’s Bay & Long Harbour 12.2 11.0 10.9% 11.2 8.9% 23.4 21.0 11.4 % Onça Puma 9.4 4.8 95.8% 8.9 5.6% 18.3 10.2 79.4 % Clydach 5.2 5.5 -5.5% 10.3 -49.5% 15.5 13.9 11.5 % Matsusaka 5.6 3.7 51.4% 3.5 60.0% 9.1 8.0 13.8 % Others3 — 0.7 -100.0% — n.a. — 1.0 -100.0 % Nickel Production 42.0 40.3 4.2% 49.3 -14.8% 91.3 84.2 8.4 % Nickel Sales 44.4 41.4 7.2% 44.8 -0.9% 89.2 80.3 11.1% 1 External feed purchased from third parties and processed into finished nickel in our Canadian operations. It does not include feed purchased from PTVI. 2 Starting from 3Q24, PTVI sourced production is reported as “External feed” and reflects solely the 80%-offtake attributable to Vale Base Metals processed at downstream facilities. Before, PTVI production was 100% consolidated by Vale. 3 Includes intermediates produced in Thompson and PTVI, tolling and others. Vale Base Metals by-products - Finished production 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Cobalt (metric tons) 772 815 -5.3% 888 -13.1% 1,660 1554 6.8 % Platinum (000’ oz troy) 18 28 -35.7% 21 -14.3% 39 52 -25.0 % Palladium (000’ oz troy) 23 37 -37.8% 23 0.0% 46 64 -28.1 % Gold (000’ oz troy)1 108 121 -10.7% 121 -10.7% 229 235 -2.6 % Total by-Products (000’ metric tons Cu eq.)2 3 50 52 -3.8% 58 -13.8% 108 99 9.1% 1 Includes Gold from Copper and Nickel operations. 2 Includes Iridium, Rhodium, Ruthenium and Silver. 3 Copper equivalent tons calculated using average market metal prices for each quarter. Market reference prices: for copper and cobalt: LME spot; for Gold, Silver, Platinum, and Palladium: Bloomberg; for other PGMs: Johnson Matthey. Annexes – 5 – Annex 2: Vale Base Metals Maintenance scheduled in 2026 Q1 Q2 Q3 Q4 Copper operations Salobo Salobo I & II 2 weeks Salobo III 2 weeks Sossego Sossego 2 weeks 2 weeks 3 weeks 2 weeks Sossego SAG rebuild 9 weeks 6 weeks Nickel operations Sudbury Coleman Creighton 6 weeks Copper Cliff 3 weeks Garson 2 weeks Totten 1 week Stobie 1 week Clarabelle mill 4 weeks Sudbury Smelter 4 weeks Sudbury Refinery 4 weeks Port Colborne (Ni, Co & PGMs) 4 weeks Thompson Thompson mine 4 weeks Thompson mill 4 weeks Voisey’s Bay & Long Harbour Voisey’s Bay 2 weeks Long Harbour Refinery 2 weeks Standalone Refineries Clydach 4 weeks 3 weeks Matsusaka 5 weeks Brazil Onça Puma 1 week 3 weeks Note: The maintenance schedule may be deliberately adjusted if it proves beneficial for operations and the overall business. The number of weeks is rounded to 0.0 or 0.5 and may involve more than one maintenance activity within the quarter. Annexes – 6 – Investor Relations This press release may include statements about Vale's current expectations about future events or results (forward-looking statements), including in particular expectations for production and sales of iron ore, nickel and copper on pages 1, 2, 3 and 4. Many of those forward-looking statements can be identified by the use of forwardlooking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" “will” and "potential," among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Vale.RI@vale.com Thiago Lofiego thiago.lofiego@vale.com Luciana Oliveti luciana.oliveti@vale.com Pedro Terra pedro.terra@vale.com Patricia Tinoco patricia.tinoco@vale.com – 7 –

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 21, 2026		Director of Investor Relations